SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                               (AMENDMENT NO. 3)*

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                              MAXXIM MEDICAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   57777G105
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  SAUL A. FOX
                            FOX PAINE & COMPANY, LLC
                           950 TOWER LANE, SUITE 1950
                         FOSTER CITY, CALIFORNIA 94404
                                 (650) 525-1300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 OCTOBER 1, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) and 13d-1(g), check the following box / /.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


                         (Continued on following pages)

                               Page 1 of 10 Pages

-------------------                                           ------------------
CUSIP No. 57777G105                   13D                     Page 2 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              FOX PAINE MEDIC ACQUISITION CORPORATION
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /
                                                                       (b)   /x/
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              OO -- SEE ITEM 3

--------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              TEXAS

--------------------------------------------------------------------------------
                           7          SOLE VOTING POWER
NUMBER OF                             -0-
SHARES                     -----------------------------------------------------
BENEFICIALLY               8          SHARED VOTING POWER
OWNED BY                              1,158,435 (SEE ITEM 5)
EACH                       -----------------------------------------------------
REPORTING                  9          SOLE DISPOSITIVE POWER
PERSON WITH                           -0-
                           -----------------------------------------------------
                           10         SHARED DISPOSITIVE POWER
                                      1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
              1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        /x/

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14            TYPE OF PERSON REPORTING*
              CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP No. 57777G105                   13D                     Page 3 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              FOX PAINE CAPITAL FUND, L.P.
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /
                                                                       (b)   /x/
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              OO -- SEE ITEM 3

--------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

--------------------------------------------------------------------------------
                           7          SOLE VOTING POWER
NUMBER OF                             -0-
SHARES                     -----------------------------------------------------
BENEFICIALLY               8          SHARED VOTING POWER
OWNED BY                              1,158,435 (SEE ITEM 5)
EACH                       -----------------------------------------------------
REPORTING                  9          SOLE DISPOSITIVE POWER
PERSON WITH                           -0-
                           -----------------------------------------------------
                           10         SHARED DISPOSITIVE POWER
                                      1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
              1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        /x/

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14            TYPE OF PERSON REPORTING*
              PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP No. 57777G105                   13D                     Page 4 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              FOX PAINE CAPITAL, LLC
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /
                                                                       (b)   /x/
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              OO -- SEE ITEM 3

--------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

--------------------------------------------------------------------------------
                           7          SOLE VOTING POWER
NUMBER OF                             -0-
SHARES                     -----------------------------------------------------
BENEFICIALLY               8          SHARED VOTING POWER
OWNED BY                              1,158,435 (SEE ITEM 5)
EACH                       -----------------------------------------------------
REPORTING                  9          SOLE DISPOSITIVE POWER
PERSON WITH                           -0-
                           -----------------------------------------------------
                           10         SHARED DISPOSITIVE POWER
                                      1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
              1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        /x/

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14            TYPE OF PERSON REPORTING*
              HC, OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP No. 57777G105                   13D                     Page 5 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              FOX PAINE & COMPANY, LLC
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /
                                                                       (b)   /x/
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              OO -- SEE ITEM 3

--------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

--------------------------------------------------------------------------------
                           7          SOLE VOTING POWER
NUMBER OF                             -0-
SHARES                     -----------------------------------------------------
BENEFICIALLY               8          SHARED VOTING POWER
OWNED BY                              1,158,435 (SEE ITEM 5)
EACH                       -----------------------------------------------------
REPORTING                  9          SOLE DISPOSITIVE POWER
PERSON WITH                           -0-
                           -----------------------------------------------------
                           10         SHARED DISPOSITIVE POWER
                                      1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
              1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        /x/

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14            TYPE OF PERSON REPORTING*
              OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

        This Amendment No. 3 is filed by (i) Fox Paine Capital Fund, L.P., a Delaware limited partnership ("FPCF"), (ii) Fox Paine Capital, LLC, a Delaware limited liability company ("FPC") and the general partner of FPCF, (iii) Fox Paine Medic Acquisition Corporation, a Texas corporation ("FPMAC") and a wholly owned subsidiary of FPCF, and (iv) Fox Paine & Company, LLC, a Delaware limited liability company ("Fox Paine", and together with FPMAC, FPCF and FPC, the "Fox Paine Entities"), and amends Items 3, 4, 5, 6 and 7 of the Statement on Schedule 13D filed by the Fox Paine Entities on June 26, 1999, as previously amended by Amendment No. 1 filed on July 9, 1999 and Amendment No. 2 filed on August 10, 1999 (collectively, the "Existing Statement"). Capitalized terms used and not defined herein have the definitions used in the Existing Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Existing Schedule is hereby amended by replacing the first sentence thereof in its entirety with the following:

        FPMAC  has  entered  into   individual   Voting   Agreements  (the
"Voting Agreements"), each dated as of June 13, 1999 and amended as of September 30, 1999, with each of the following shareholders of Maxxim, each of whom, other than Davis C. Henley, is a member of Maxxim's senior executive management or a director of Maxxim: Kenneth W. Davidson, Peter M. Graham, David L. Lamont, Henry
T. DeHart, Jack F. Cahill, Alan S. Blazei, Joseph D. Dailey, Suzanne R. Garon, Ernest J. Henley, and Davis C. Henley (collectively, the "Rollover Shareholders").

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 of the Existing Schedule is hereby amended by replacing the fifth paragraph thereof in its entirety with the following:

        In connection with the Merger Agreement, on June 13, 1999, FPMAC entered into the Voting Agreements, and in connection with the settlement of certain litigation concerning the Merger Agreement, on October 1, 1999, FPMAC and each of the Rollover Shareholders entered into the First Amendment to the Voting Agreements (the "First Amendment to the Voting Agreement"). The Voting Agreements, as amended by the First Amendment to the Voting Agreements, are referred to herein as the "Amended Voting Agreements." Pursuant to the Amended Voting Agreements, during the period (the "Agreement Period") beginning on June 13, 1999 and ending on the earlier of (i) the Effective Time (as defined in the Merger Agreement) or (y) the termination of the Merger Agreement in accordance with its terms, each Rollover Shareholder has agreed, at any meeting of shareholders of Maxxim called to vote upon the Merger, the Merger Agreement or any transaction contemplated thereby, or at any adjournment thereof or in any other circumstances upon which a vote or other approval with respect to the Merger, the Merger Agreement or any of the other transactions contemplated thereby is sought, to vote such Rollover Shareholder's shares of Common Stock (the "Subject Shares") for and against approval of the Merger, the Merger Agreement and the transactions contemplated thereby in the same proportions as the public shareholders of Maxxim (other than the Rollover Shareholders) voting on the relevant proposal. Each Rollover Shareholder has agreed that during the Agreement Period, at any meeting of Maxxim shareholders or in any other circumstances upon which the Rollover Shareholder's vote, consent or other approval is sought, the Rollover Shareholder shall vote such Rollover Shareholder's Subject Shares against any action or agreement that would interfere with the Debt Offer, the Merger or any other transaction contemplated by the Merger Agreement including, (A) the adoption by Maxxim of a proposal regarding (1) the acquisition of Maxxim by merger, tender offer or otherwise by any person or group, other than FPMAC or any designee thereof (a "Third Party"), or any other merger, business combination or similar transaction with any Third Party; (2) the acquisition by a Third Party of 5% or more of the assets of Maxxim and its subsidiaries, taken as a whole; (3) the acquisition by a Third Party of 5% or more of the outstanding shares of Common Stock or any other class of equity or voting securities of Maxxim; (4) the repurchase by Maxxim or any of its subsidiaries of 5% or more of the outstanding shares of Common Stock or (5) any other Competing Transaction (as defined in the Merger Agreement); (B) any amendment of Maxxim's certificate of incorporation or by-laws or other proposal or transaction involving Maxxim or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Debt Offer, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of Maxxim's capital stock; (C) any change in the control of Maxxim or its board of directors, other than as contemplated by the Merger Agreement; (D) any material change in the present capitalization or dividend policy of Maxxim other than as contemplated by the Merger Agreement; or
(E) any other material change in Maxxim's corporate structure or business other than as contemplated by the Merger Agreement.

        Item 4 of the Existing Schedule hereby is further amended by adding the following paragraphs at the end thereof:

        On September 30, 1999, FPMAC and the Rollover Shareholders entered into the Amended and Restated Investor Participation Agreement (the "Amended and Restated IPA"). The Amended and Restated IPA is substantially similar to the IPA, except that the post transaction stock and option ownership of Maxxim by the Fox Paine Entities and the Rollover Shareholders has been reallocated between the Fox Paine Entities and the Rollover Shareholders and among the Rollover Shareholders (the "Reallocation").

        On October 1, 1999, FPMAC and Maxxim entered into Amendment No. 1 to Merger Agreement ("Amendment No. 1 to Merger Agreement"), which amends the Merger Agreement to reflect the Reallocation.

        A copy of the Amended and Restated IPA, Amendment No. 1 to the Merger Agreement and the form of First Amendment to the Voting Agreements are attached hereto as Exhibits 4, 5 and 6, respectively, and are incorporated herein by reference, and the description herein of such agreements and amendment are qualified in their respective entireties by reference to such agreements and amendment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Existing Schedule is hereby amended by replacing the third sentence of the first paragraph of parts (a) and (b) in its entirety with the following:

        Based on the share ownership information disclosed in the definitive proxy statement filed by Maxxim with the Securities Exchange Commission on October 5, 1999, and upon information provided by Maxxim, as of September 8, 1999, the Rollover Shareholders collectively also held options exercisable within 60 days with respect to 713,040 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference.

        A copy of the Amended and Restated IPA, Amendment No. 1 to the Merger Agreement and the form of First Amendment to the Voting Agreements are attached hereto as Exhibits 4, 5 and 6, respectively, and are incorporated herein by reference, and the description herein of such agreements and amendment are qualified in their respective entireties by reference to such agreements and amendment.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits are filed as part of this Amendment No. 3:

Exhibit 4 -    Amended and Restated Investor Participation Agreement, dated as of September 30, 1999, by and among Fox Paine Medic Acquisition
               Corporation and 10 shareholders of Maxxim Medical, Inc., in their individual capacities (incorporated by reference to Exhibit
               (c)(3) of the Schedule 13E-3 filed with the Securities and Exchange Commission on October 5, 1999).

Exhibit 5 -    Amendment No. 1 to Merger Agreement, dated as of October 1, 1999, by and between Fox Paine Medic Acquisition Corporation and Maxxim
               Medical, Inc. (incorporated by reference to Appendix A to the Proxy Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A).

Exhibit 6 -    Form of First Amendment to Voting Agreements, dated as of October
               1, 1999, by and between Fox Paine Medic Acquisition Corporation and each of 10 shareholders of Maxxim Medical, Inc. (incorporated by reference to Appendix D to the Proxy Statement filed by Maxxim
               Medical, Inc. on October 5, 1999 under cover of Schedule 14A).

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

                                            FOX PAINE MEDIC ACQUISITION
                                            CORPORATION


                                            By:/s/ SAUL A. FOX
                                               -------------------------
                                               Name:  Saul A. Fox
                                               Title:  Chief Executive Officer

                                            FOX PAINE CAPITAL FUND, L.P.
                                             By:  Fox Paine Capital, LLC,
                                                  its general partner

                                             By:/s/ SAUL A. FOX
                                                -------------------------
                                                Name:  Saul A. Fox
                                                Title:  Member


                                             FOX PAINE CAPITAL, LLC

                                              By:/s/ SAUL A. FOX
                                                 -------------------------
                                                 Name:  Saul A. Fox
                                                 Title:  Member


                                             FOX PAINE & COMPANY, LLC


                                              By:/s/ SAUL A. FOX
                                                 -------------------------
                                                 Name:  Saul A. Fox
                                                 Title:  Member
October 12, 1999

                                  EXHIBIT INDEX


EXHIBIT                                 DESCRIPTION

Exhibit 4 -         Amended and Restated Investor Participation Agreement, dated as of September 30, 1999, by and among Fox Paine Medic
                    Acquisition Corporation and 10 shareholders of Maxxim
                    Medical, Inc., in their individual capacities (incorporated by reference to Exhibit (c)(3) of the Schedule 13E-3 filed with the Securities and Exchange Commission on October 5,
                    1999).

Exhibit 5 -         Amendment No. 1 to Merger Agreement, dated as of October 1,
                    1999, by and between Fox Paine Medic Acquisition Corporation and Maxxim Medical, Inc. (incorporated by reference to Appendix A to the Proxy Statement filed by Maxxim Medical,
                    Inc. on October 5, 1999 under cover of Schedule 14A).

Exhibit 6 -         Form of First Amendment to Voting Agreements, dated as of
                    October 1, 1999, by and between Fox Paine Medic Acquisition
                    Corporation and each of 10 shareholders of Maxxim Medical, Inc.(incorporated by reference to Appendix D to the Proxy
                    Statement filed by Maxxim Medical, Inc. on October 5, 1999 under cover of Schedule 14A).

                                                                         ANNEX 2
                                                                         -------

                               SHARE OWNERSHIP OF
                            THE ROLLOVER SHAREHOLDERS

                                        A                 B                      C
--------------------------------------------------------------------------------------------------
                                                                         Shares deemed to be
                                                       Shares         beneficially owned by the
                                  Percentage (1)    Beneficially    Rollover Shareholder through
             Name                                     Owned(2)         the ownership of options
                                                                      exercisable within 60 days
--------------------------------------------------------------------------------------------------
Kenneth W. Davidson                    1.7%            241,468                196,000

Peter M. Graham                        0.5%             70,500                151,000

David L. Lamont                        0.4%             57,250                116,000

Alan S. Blazei                         0.3%             44,683                102,000

Henry T. DeHart III                    0.3%             39,900                 56,200

Joseph D. Dailey                       0.2%             28,300                 32,200

Jack F. Cahill                         0.3%             44,000                 51,400

Suzanne R. Garon                       0.0%              7,000                  3,240

Ernest J. Henley, Ph.D.                2.3%            321,949                  5,000

Davis C. Henley                        2.1%            303,385                      -

---------------------------
(1) Does not include shares which may be acquired through the exercise of vested stock options.
(2) Excludes shares referenced in column "C".